150 EAST 42nd STREET, 11th FLOOR
NEW YORK, NEW YORK 10017
TELEPHONE: (212) 370-1300
FACSIMILE: (212) 370-7889
www.egsllp.com

VIA EDGAR

February 12, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.

Mail Stop 3010
Washington, D.C. 20549

Attention: Amanda Ravitz

Re:	LabStyle Innovations Corp.

Amendment No. 1 to Registration Statement on Form S-l

File No. 333-186054

Dear Ms. Ravitz:

On behalf of LabStyle Innovations Corp., a Delaware corporation (the “Company”), we hereby submit via Edgar transmission for review by the staff (the “Staff”) of the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-186054, the “Registration Statement”). Amendment No. 1 makes changes to the original filing of the Registration Statement in response to comments raised by the Staff in its letter of February 4, 2013 and further to telephonic discussions with the Staff related thereto.

As we have discussed via telephone, it is the Company’s intention to request acceleration of effectiveness tomorrow, February 13, 2013 for an effective date of February 14, 2013.

We thank the Staff in advance for its consideration of Amendment No. 1. Should you have any questions or comments, please contact me at (212) 370-1300.

Sincerely,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:	LabStyle Innovations Corp.